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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

     Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 2 )*

                          MERIDIAN POINT REALTY TRUST 83
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                                 (Name of Issuer)

                          Shares of Beneficial Interest
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                          (Title of Class of Securities)

                                    589949106
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  June 12, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g)check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 589949106
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                297,344
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               297,344
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     297,344
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.8%
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14   TYPE OF REPORTING PERSON*
     00
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
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CUSIP No. 589949106

     This amendment No. 2 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd. (the "Fund") for the purpose of reporting two lawsuits initiated by the Fund against Meridian Point Realty Trust '83, a California real estate investment trust ("Meridian"), and its trustees on June 12, 1998.

Item 4.   Purpose of Transaction.

     Item 4 of Schedule 13D is hereby amended and supplemented as follows:

     As previously reported, the Fund requested on July 23, 1997 that the trustees of Meridian schedule an annual meeting of shareholders as soon as possible. In its letter dated July 23, 1997, which is attached as Exhibit 7.5 to Amendment No. 1 to the Schedule 13D Statement ("Amendment No. 1") filed by the Fund on August 5, 1997, the Fund reminded Meridian that no annual meeting had been held since February 10, 1995 and that no election of trustees had taken place since that time, contrary to the provisions of Meridian's Declaration of Trust, as amended (the "Declaration of Trust"). In Section 6.7, the Declaration of Trust requires that there be an annual shareholder meeting at least once each year. In response to the Fund's July 23, 1997 letter, Meridian informed the Fund that a shareholders meeting was scheduled for October 9, 1997. Meridian did not hold the shareholders meeting on October 9, 1997 as promised.

     On June 12, 1998, the Fund initiated a lawsuit captioned Turkey Vulture Fund XIII, Ltd. v. Meridian Point Realty Trust 83 (Sup. Ct. CA. No. 995765) alleging the foregoing facts and requesting that the Court (1) issue an order directing Meridian to hold an annual shareholders meeting, (2) direct the time and place of such meeting, (3) direct the record date for determining the shareholders entitled to vote at such meeting, (4) order Meridian to pay costs and (5) find such other and further relief as the Court deems just.

     On June 12, 1998, the Fund also filed a second complaint, captioned Turkey Vulture Fund XIII, Ltd. v. Herbert E. Stansbury, Jr., Peter O. Hanson, Lorraine
O. Legg, Robert E. Morgan, James M. Pollack and Doe 1 through Doe 10 (Sup. Ct. CA. No. 995738). The named defendants are all the trustees of Meridian. In this complaint, the Fund alleges that, among other matters, since August 22, 1997, when Meridian sold its one remaining property, Meridian has made no investments in real estate, and its assets have consisted almost exclusively of cash and cash equivalents, as reported in Meridian's filings with the Securities and Exchange Commission (the "SEC"). After completing the sale of its last property, Meridian publicly reported that it was considering several options, including its sale or liquidation. Based on Meridian's filings with the SEC, the Fund determined that if Meridian, as a finite-life real estate
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CUSIP No. 589949106

investment trust ("REIT"), were liquidated, the value of each share upon liquidation would be merely $.47.

     The complaint further alleges that over time (and as reported in Amendment No. 1), the Fund became convinced that conversion of Meridian to a perpetual-life REIT was the only method of ensuring that the shareholders of Meridian would receive maximum value for their shares. The Fund has opposed liquidation of Meridian because the shareholders will not receive maximum value for their shares in a liquidation. This conclusion led the Fund to request in its July 23, 1997 letter to Meridian that a shareholders meeting be held. In September 1997, the Meridian 83 Shareholders' Committee for Growth (the "Committee") filed a preliminary proxy statement with the SEC proposing a slate of five trustees who, if elected, would seek to convert Meridian to a perpetual-life REIT. Richard M. Osborne, the manager and controlling shareholder of the Fund was a member of the Committee. Upon Meridian's failure to hold the shareholder meeting on October 9, 1997, as Meridian had promised, the Committee continued to press for the scheduling of a shareholder meeting and for an agreement on the terms of a proxy contest.

     The Fund is informed and believes and on that basis alleges in the complaint that in or around the latter part of 1997 the trustees began considering alternatives to liquidation which would be more beneficial to Meridian's shareholders than liquidation and would maximize the value of the stock of Meridian. The Meridian trustees hired an investment banker and sought indications of interest in purchasing the shares of Meridian. The investment banker referred persons interested in purchasing shares of Meridian stock and gaining control of Meridian to the Fund.

     On December 16, 1997, Meridian announced that its Board of Trustees had adopted a plan to liquidate. Meridian announced that the plan was subject to approval by a majority of the shareholders of Meridian and would be submitted to the shareholders at an annual meeting.

     The complaint further alleges that on February 25, 1998, the Fund and an entity known as Westside Investors ("Westside") presented a written proposal to Meridian whereby the current trustees would be required to resign and would be replaced by trustees nominated by the Fund and Westside. The proposal further called for a shareholder vote on whether Meridian should be converted to a perpetual-life REIT and then used as a vehicle for the acquisition of real estate. Meridian has simply ignored the Fund's and Westside's proposal and has never responded to the Fund. When Meridian failed to respond to the Fund, the Fund and Westside entered into an agreement on March 20, 1998, for the sale of the Fund's shares in Meridian to Westside. The Fund relied upon Meridian's existence and legal status as a REIT in entering into the transaction with Westside. Because there is inherent value in qualification and legal status as
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CUSIP No. 589949106

a REIT, the sale of stock to Westside was premised on Meridian's standing and qualification as a REIT. Pursuant to the agreement between the Fund and Westside, Westside agreed to pay $2.50 per share for the Fund's shares of Meridian. The sale never occurred because the due diligence investigation performed by Westside raised questions about Meridian's continued qualification as a REIT.

     Meridian's legal status as a REIT is dependent in part upon compliance with tax rules regarding investments by REITs in assets which are qualified under the Internal Revenue Code of 1986, as amended (the "Code"). The Fund is informed and believes and on that basis alleges in the complaint that Meridian has lost its legal status as a REIT under the Code because Meridian invested the cash proceeds of the sale of its last remaining real property in nonqualifying assets.

     Finally, the complaint alleges that regardless of whether Meridian's shareholders ultimately decide to convert Meridian to a perpetual-life REIT and continue to operate it as a REIT, to sell, or to liquidate, the trustees of Meridian owed the Fund a fiduciary duty to preserve Meridian's legal status as a REIT as defined by the Code. The Fund is informed and believes and on that basis alleges in the complaint that the trustees have breached their fiduciary duties to the Fund by failing to preserve Meridian's legal status as a REIT.

     Based on the foregoing allegations, the Fund seeks (1) damages in the amount of $603,608.32, together with prejudgment interest, which amount represents (a) the difference between the agreed-upon price of $2.50 per share between the Fund and Westside and the $.47 per share liquidation value of Meridian's shares, multiplied by (b) the number of Meridian shares owned by the Fund, (2) an order for Meridian to pay costs and (3) such other and further relief as the Court deems just.
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CUSIP No. 589949106


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 15, 1998                        TURKEY VULTURE FUND XIII, LTD.



                                             By: /s/ Richard M. Osborne
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                                             Richard M. Osborne, Manager